11/29/13

SECUR 13026199 SION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC Mail Processing Section
NOV 27 2013
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 15644 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 PARK AVENUE
(No. and Street)

| HUNTINGTON | NY | 11743 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, CPA
(Name – *if individual, state last, first, middle name*)

| 48 WEST 48 STREET | NEW YORK | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH
4/19

# OATH OR AFFIRMATION

I, JUDITH C. KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SECURITIES, INC, as of SEPTEMBER 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2014

Signature

CHAIR PERSON

Title

11/25/13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

**48 WEST 48th STREET,**
**NEW YORK, NY 10036**
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

# INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
680 Park Avenue
Huntington, N.Y. 11746

## Report on the Financial Statements

We have audited the accompanying statement of financial statements of Federated Securities, Inc., which compromises the statements of financial conditions as of September 30, 2013 and 2012, and the related statements of operations and accumulated deficit, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and statement of changes in financial condition for the years then ended and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

**Report on Other Legal and Regulatory Requirements**

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 and the Schedule of Computation of Net Capital for Broker Dealers Under to Rule 15c3-1 (and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X17A-5) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Tamas B. Revai, C.P.A.

November 23, 2013

# FEDERATED SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## as of
## September 30,

**ASSETS**

| | 2013 | 2012 |
|---|---|---|
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 25,409 | $ 28,048 |
| Clearing Deposit | 35,000 | 35,000 |
| Commissions Receivable, including $14,720 from mutual funds in 2013 and $18,934 in 2012 | 27,103 | 38,642 |
| **Total Current Assets** | **$ 87,512** | **$ 101,690** |
| **Total Assets** | **$ 87.512** | **$ 101,690** |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | 2013 | 2012 |
|---|---|---|
| **Current Liabilities** | | |
| Accounts Payable and Accrued Expenses | $ 29,382 | $ 42,349 |
| **Total Current Liabilities** | **$ 29,382** | **$ 42,349** |
| Subordinated Loans from Stockholder | $ 50,000 | $ 50,000 |
| **Total Liabilities** | **$ 79,382** | **$ 92,349** |
| **Stockholder's Equity** | | |
| Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding | $ 12,000 | $ 12,000 |
| Paid in Capital | 5,000 | 5,000 |
| Accumulated Deficit | (8,870) | (7,659) |
| **Total Stockholder's Equity** | **$ 8,130** | **$ 9,341** |
| **Total Liabilities and Stockholder's Equity** | **$ 87,512** | **$ 101,690** |

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## STATEMENT OF OPERATIONS and ACCUMULATED DEFICIT
## For the Years Ended
## September 30,

| | 2013 | 2012 |
|---|---|---|
| **Revenues:** | | |
| Commissions – Net | $ 285,366 | $ 326,252 |
| Service Fees | -0- | 750 |
| Interest and Dividends | 70 | 82 |
| **Total Revenues** | **$ 285,436** | **$ 327,084** |
| **Expenses:** | | |
| Salaries | $ 63,350 | $ 66,020 |
| Commissions | 135,655 | 160,378 |
| Rent | 13,000 | 22,000 |
| Insurance | 1,692 | 3,970 |
| Professional Fees | 5,445 | 6,110 |
| Communications | 7,082 | 5,081 |
| Payroll and State Taxes | 6,393 | 8,506 |
| Office Expenses | 34,844 | 36,297 |
| Regulatory Fees | 7,113 | 6,122 |
| Dues and Publications | 2,541 | 1,919 |
| Interest | 3,089 | 3,040 |
| Employee Benefits | 6,443 | 3,632 |
| **Total Expenses** | **$ 286,647** | **$ 323,075** |
| **Net Income (Loss)** | **$(1,211)** | **$ 4,009** |
| Accumulated Deficit at Beginning of Year | $ (7,659) | $ (11,668) |
| **Accumulated Deficit at End of Year** | **$ (8,870)** | **$ (7,659)** |

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## STATEMENT OF CHANGES IN FINANCIAL CONDITION
## For the Years Ended
## September 30,

| | 2013 | 2012 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net Income/(Loss) | $ (1,211) | $ 4,009 |
| Adjustments needed to reconcile net income (loss) to net cash provided by (used in) operating activities | | |
| **Changes in Current Assets and Current Liabilities:** | | |
| (Increase) Decrease in Commissions Receivable | 11,539 | (24,156) |
| Increase (Decrease) in Accounts Payable and Accrued Expenses | (12,967) | 9,817 |
| **Net cash provided by (used in) operating activities** | **$ (2,639)** | **$ (10,330)** |
| **Increase / (Decrease) in Cash** | **$ (2,639)** | **$ (10,330)** |
| Cash - Beginning of year | $ 28,048 | 38,378 |
| **Cash - End of Year** | **$ 25,409** | **$ 28,048** |
| **Supplemental cash flow disclosures:** | | |
| Cash paid during the year for: | | |
| Interest | $ 3,090 | $ 3,040 |
| Income Taxes | $ 162 | $ 800 |

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## CHANGES IN STOCKHOLDER'S EQUITY
## For the Years then Ended
## September 30,

| | 2013 | 2012 |
|---|---|---|
| Capital Stock | $ 12,000 | $ 12,000 |
| Paid in Capital | $ 5,000 | $ 5,000 |
| Accumulated Deficit at Beginning of Year | $ (7,659) | $ (11,668) |
| Net Income/ (Loss) | (1,211) | 4,009 |
| Accumulated Deficit at End of the Year | $ (8,870) | $ (7,659) |
| Total Stockholder's Equity | $ 8,130 | $ 9,341 |

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
## For the Years Ended September 30,

| | 2013 | 2012 |
|---|---|---|
| **Subordinated Loans – October 1,** | **$ 50,000** | **$ 50,000** |
| Additional Loans | -0- | -0- |
| Deduct Expired Subordination | -0- | -0- |
| **Subordinated Loans – September 30,** | **$ 50,000** | **$ 50,000** |

The accompanying notes are an integral part of the financial statements.

Tamas B Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## BASIC NET CAPITAL REQUIREMENT
## as of
## September 30,

| | 2013 | 2012 |
|---|---|---|
| Ownership Equity | $ 8,130 | $ 9,341 |
| Add: Subordinated Loan from Stockholder | 50,000 | 50,000 |
| Total Capital | $ 58,130 | $ 59,341 |
| Less: Non-allowable Assets | 14,720 | 18,934 |
| Net Capital | $ 43,410 | $ 40,407 |
| Capital Requirement | $ 5,000 | $ 5,000 |
| Excess Net Capital | $ 38,410 | $ 35,407 |
| Excess Net Capital at 1,000% | $ 35,472 | $ 31,172 |

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## Computation for Determination of Reserve Requirements for Brokers and Dealers
## Pursuant to Rule 15c3-3
## September 30, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

**FEDERATED SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**September 30, 2013 and 2012**

## Organization and Operations:

Federated Securities, Inc. (Company) is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of FINRA and NYSE. The Company was formed in New Jersey on February 9, 1970. The Company engages in selling stocks, mutual funds, annuities and tax shelters. Most of its income is derived from commissions. The Company has few fulltime and several part time brokers.

The Company clears and maintains its customer's accounts through RBC Dain. There are no concentration in the sale on behalf of any of the mutual funds it places customers in.

The company is exempt from the provision of rule 15C3-3

## Summary of Significant Accounting Policies:

### Basis of Accounting

The Accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of American.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Fair Values of Financial Instruments

FASB Accounting Standard Codification ("ASC") Section 50-10, Fair Value of Financial Instruments, requires the Company to disclose values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the subordinated loans payable to stockholder approximates fair value because it is due and payable at it face amount plus accrued interest at maturity.

### Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Tamas B. Revai C.P.A.

**Deposits with Clearing Brokers:**

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company has an agreement with RBC Dain to clear all securities through their facilities. As of September 30, 2013 and 2012 the security balance with the clearing broker was $35,000.

**Fixed Assets**

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

**Income Taxes**

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets related to net operating loss carryovers. As of September 30, 2013, the Company had net operating loss carryovers approximating $ 1,700.00 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2025, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $132.00 has been provided on the deferred tax asset at September 30, 2013

FASB Accounting Standard Codification ("ASC") Section 50-15, Unrecognized Tax Benefit Related Disclosure, created a single model to address accounting for uncertainty in tax positions. ASC 50-15 Paragraph d, clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended September 30, 2013 and 2012, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U. S federal jurisdiction and New York State.

**Subordinated Loan:**

Judith C. King, the Chairwoman and sole shareholder of the Company, is owed $50,000 of subordinated loans from the Company, due at 6% interest. Interest of $3,000.00 was paid during both fiscal years

| EFFECTIVE DATE | MATURITY DATE | AMOUNT |
|---|---|---|
| December 1, 1998 | December 1, 2016 | $ 35,000 |
| December 30, 1998 | December 30, 2016 | 15,000 |
| **Total** | | **$ 50,000** |

Tamas B. Revai, C.P.A.

**Net Capital Requirement:**
The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At September 30, 2013, the Company's minimum capital requirement was $1,959. The Company is required at all times to maintain minimum capital of no less than $5,000. At September 30, 2013, the Company had net capital of $43,410. The Company had an aggregate indebtedness to net capital ratio of 0.7650 to 1.

**Related Party Transactions:**

Rent:

The offices of the Company are located in the building owned by the Chairperson and sole stockholder of the Company. There are separate electric meters for the offices. The other related expenses are charged and paid by alternate months from the Company's funds. Rents are charged and paid by the Company.

During the years end September 30, 2013 and 2012, rent expense incurred by the Company to the Chairperson and sole stockholder of Company totaled $13,000 and $22,000, respectively.

**Commitments, Contingencies and Guarantees**

As of the date of the audit, the Company does not have knowledge of any commitments, contingencies or guarantees, which may create future obligations and might be asserted against the Company.

Tamas B. Revai, C.P.A.

# FEDERATED SECURITIES, INC.
## Schedule of Computation of Net Capital for Brokers and Dealers
### UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
**as of**
**September 30, 2013**

| | | |
|---|---|---|
| Assets | $ | 87,512 |
| Less Liabilities | | 79,382 |
| **Total Owners Equity** | **$** | **8,130** |
| Plus Subordinated Loans | | 50,000 |
| Less Non-Allowables ( Commissions receivable from mutual funds) | | (14,720) |
| **Net Capital Before Haircuts and Undue Concentration** | **$** | **43,410** |
| Less Haircuts and Undue Concentration | | -0- |
| **Net Capital** | **$** | **43,410** |
| Minimum Capital Requirement – Calculated as the higher of Aggregated Indebtness of $29,382 X 6.6667%=$1,959 or $5000. | $ | 5,000 |
| Excess Net Capital | $ | 38,410 |
| Total Aggrregated Indebtness | $ | 29,382 |
| Percentage of Aggregated Indebtness to Net Capital | | 76.50% |

**Reconciliation to the Computation of Net Capital Included In Part IIA of Form X-17a-5 as of September 30, 2013**

| | | |
|---|---|---|
| Net Capital included in Part IIA of Form X-17a-5 as of September 30, 2013 | $ | 44,233 |
| Adjustments – See below* | | (823) |
| Net Capital per above | $ | 43,410 |

| | | |
|---|---|---|
| ***Adjustments** | | |
| Increase in Commissions Receivable | $ | 1,417 |
| Increase in Accounts Payable and Accrued Expenses | | (923) |
| Increase in Non-allowable Assets – Commissions Receivable from Mutual Funds | $ | (1,317) |
| **Total** | **$** | **(823)** |

The accompanying notes are an integral part of the financial statements.



**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5**

# FEDERATED SECURITIES, INC

To the Management of

Federated Securities, Inc

In planning and performing our audit of the financial statements of Federated Securities, Inc. ("the Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United sates of America, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the company's internal control,

Our consideration of internal control was for the limited purpose described in preceding paragraph and was not designed to identify all deficiencies in internal control that would be and therefore, may exist that were would not identified.

A deficiency in internal control exist when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function to prevent, detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federated Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5**

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy that the Company's practices and procedures were adequate at September 30, 2013 to meet SEC's objectives.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2013 and for years then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and related regulations, of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tamas B. Revai, C.P.A.
November 23, 2012

## Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended September 30, 2013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed upon by Federated Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other special parties in evaluating compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7)

Management is responsible for the firm's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follow:

1) Compared Listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences.
2) Compared the amounts reported on the audited form X-17A-5 for the year ended September 30, 2013 as applicable with the amounts reported in form SIPC-7 as amended for the year ended September 30, 2013, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as amended schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation Schedule. I was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tamas B. Revai, C.P.A.
November 23, 2013

**FEDERATED SECURITIES, INC.**
**SIPC Transitional Assessment Reconciliation**
**September 30, 2013**

**General Assessment Calculation:**

| | |
|---|---|
| **Total Revenue** | **$ 304,649** |
| **Deductions** | **244,656** |
| **SIPC Net Operating Revenues** | **$ 59,903** |
| **Rate** | **.0025** |
| **General Assessment Due** | **$ 150** |
| **Less Payments SIPC-6 and SIPC-7** | **$ 148** |
| **Due to SIPC** | **$ 2** |

See Independent Accountant's Report on Applying Agreed-UponProcedures

**SIPC-7**
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015644 FINRA SEP
FEDERATED SECURITIES INC
PO BOX 2679
HUNTINGTON STATION NY 11746-0531

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 148
   B. Less payment made with SIPC-6 filed (**exclude interest**) ( 33 )
   4-26-13
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 115
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 0
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) #6668 $ 115
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Federated Securities INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairperson
(Title)

Dated the 17th day of Oct, 20 13.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2012**
and ending **9/30/2013**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 303331 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 240872 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3000 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 3000 |
| Total deductions | 243872 |
| 2d. SIPC Net Operating Revenues | $ 59459 |
| 2e. General Assessment @ .0025 | $ 148 |
| | (to page 1, line 2.A.) |